UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_____________________________________
Form 11-K
_____________________________________

(Mark One)
[X]       ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2019

OR

[  ]       TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ___________ to____________
Commission file number 1-15973

_____________________________________

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

NORTHWEST NATURAL GAS COMPANY
RETIREMENT K SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

NORTHWEST NATURAL HOLDING COMPANY

250 SW Taylor Street
Portland, Oregon 97204

NORTHWEST NATURAL GAS COMPANY
RETIREMENT K SAVINGS PLAN

(1)
Other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 (“ERISA”) have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Plan Administrator and Plan Participants
Northwest Natural Gas Company Retirement K Savings Plan

Opinion on the financial statements
We have audited the accompanying statements of net assets available for benefits of Northwest Natural Gas Company Retirement K Savings Plan (the “Plan”) as of December 31, 2019 and 2018, the related statements of changes in net assets available for benefits for the years ended December 31, 2019 and 2018, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2019 and 2018, and the changes in net assets available for benefits for the years ended December 31, 2019 and 2018 in conformity with accounting principles generally accepted in the United States of America.
Basis for opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Supplemental information
The schedule of assets (held at end of year) as of December 31, 2019 (“supplemental information”) has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.
/s/ GRANT THORNTON LLP

We have served as the Plan’s auditor since 2012.
Chicago, Illinois
June 26, 2020

NORTHWEST NATURAL GAS COMPANY RETIREMENT K SAVINGS PLAN STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	As of December 31,
	2019	2018

Assets:
Investments:
Cash	$17,140	$229
Investments, at fair value	250,939,527	213,039,019
Total investments	250,956,667	213,039,248

Receivables:
Notes receivable from participants	2,817,277	2,653,549
Total receivables	2,817,277	2,653,549

Total assets	253,773,944	215,692,797

Liabilities:
Other liabilities	44,868	41,975

Net assets available for benefits	$253,729,076	$215,650,822

The accompanying notes are an integral part of these financial statements.

NORTHWEST NATURAL GAS COMPANY RETIREMENT K SAVINGS PLAN STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Year Ended December 31,
	2019	2018

Additions to net assets:
Investment income (loss):
Interest and dividends	$1,880,517	$2,324,433
Net appreciation (depreciation) in fair value of investments	43,765,303	(12,453,585)
Net investment income (loss)	45,645,820	(10,129,152)

Contributions:
Participant elective and rollover	12,764,365	12,267,571
Employer	6,964,923	6,631,308
Total contributions	19,729,288	18,898,879

Interest income on notes receivable from participants	158,892	133,299

Total additions to net assets	65,534,000	8,903,026

Deductions from net assets:
Withdrawals and benefit payments	27,349,573	15,239,404
Administrative fees and expenses	187,823	140,936
Other income, net	(81,650)	(1,213)

Total deductions from net assets	27,455,746	15,379,127

Increase (decrease) in net assets available for benefits	38,078,254	(6,476,101)

Net assets available for benefits:
Beginning of year	215,650,822	222,126,923
End of year	$253,729,076	$215,650,822

The accompanying notes are an integral part of these financial statements.

NORTHWEST NATURAL GAS COMPANY
RETIREMENT K SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

1. DESCRIPTION OF PLAN

The following description of the Northwest Natural Gas Company Retirement K Savings Plan (the Plan) provides only general information. Employees and Participants should refer to the Plan document and Summary Plan Description for a more comprehensive description of the Plan’s provisions.

General
The Plan is a defined contribution plan covering substantially all employees of Northwest Natural Gas Company (NW Natural), Northwest Natural Gas Storage, LLC (NWN Gas Storage), and NWN Gas Storage's wholly-owned subsidiary, Gill Ranch Storage, LLC (Gill Ranch) (collectively, the Company).

Effective October 1, 2018, the business completed a reorganization into a holding company structure. In this reorganization, shareholders of NW Natural (the predecessor publicly held parent company) became shareholders of Northwest Natural Holding Company (NW Holdings), on a one-for-one basis, with the same number of shares and same ownership percentage as they held in NW Natural immediately prior to the reorganization. NW Natural became a wholly-owned subsidiary of NW Holdings. Additionally, certain subsidiaries of NW Natural, including NWN Gas Storage, were transferred to NW Holdings.

Eligibility rules and entry dates vary primarily based on type of contribution and employment classification (bargaining, non-bargaining, regular, temporary, and term). At December 31, 2019, 1,392 participants had account balances in the Plan, of which 1,153 were active. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

NW Natural is the plan sponsor and administrator of the Plan. Fidelity Management Trust Company (Fidelity) is the Plan’s trustee. Fidelity Workplace Services, LLC performs the recordkeeping duties of the Plan.

Contributions
Under the Plan, participants may elect to contribute, subject to Internal Revenue Code (“Code”) limitations, up to 50% of their compensation to the Plan through salary deferral.

For non-bargaining unit employees, NW Natural matches 60% of the first 8% of the employee's salary deferral contributions, with a maximum match of 4.8% of annual eligible compensation.

For bargaining unit employees for the years ended December 31, 2019 and 2018, NW Natural contributed a matching contribution of 50% of the first 6% of the employee's salary deferral contributions, with a maximum match of 3% of eligible compensation.

Each year NW Natural may make a supplemental contribution, the amount of which will be set by NW Natural’s Board of Directors. For the years ended December 31, 2019 and 2018, NW Natural's Board of Directors did not declare any supplemental contributions.

Non-Contributory Employer Contributions
For all eligible non-bargaining unit employees hired after December 31, 2006, and all eligible bargaining unit employees hired after December 31, 2009, NW Natural will contribute 5% and 4%, respectively, of eligible annual compensation (or another amount fixed annually) as a Non-Contributory Employer Contribution for each year a participant is an active employee. These Non-Contributory Employer Contributions are invested in the same funds that have been selected by participants for salary deferral and matching contributions. If a participant has not made an investment election, the contribution will be invested in the retirement-date-based investment fund that has a projected year of retirement that corresponds closest to the year the participant turns age 65. In 2019 and 2018, Non-Contributory Employer Contributions totaled $2,649,505 and $2,361,237, respectively.

Participant Accounts
Where applicable, each participant’s account is credited with pre-tax contributions, matching contributions,

supplemental contributions, rollover contributions, non-contributory employer contributions, and net earnings or losses. Pre-tax contributions are based on the participant’s salary deferral election. Matching contributions, supplemental, and non-contributory employer contributions are credited to the participant’s account according to the formula defined in the Plan document. Rollover contributions are credited upon receipt from the tax-qualified plan of another employer or from an Individual Retirement Account (IRA). The Plan's earnings are allocated based on account balances in the investment options selected by the participant, or in the absence of an election, the retirement-date-based investment option applicable to the participant under the Plan's terms.

Investment Options
Participants may direct contributions in any of the 20 investment options offered by the Plan. Contributions are defaulted into the age-appropriate retirement-date-based investment until such time the employee makes active investment elections. Investment options include 13 collective trust funds managed by BlackRock and the option to invest in NW Holdings' common stock. The remaining six investment options are managed by parties that are not parties-in-interest.

Effective January 1, 2019, participants had the additional choice of investing through Fidelity's BrokerageLink option which, for fees charged directly to the participant, the participant could select from additional investment options.

Vesting
All employee contributions, employer match and associated earnings credited to participant accounts are fully vested and nonforfeitable at all times subject to the limitations imposed by the Code. Non-Contributory Employer Contributions, and associated earnings, are subject to a three-year cliff vesting schedule with 100% vesting after three years of service.

Notes Receivable from Participants
Participants may borrow from their fund accounts a minimum of $1,000, up to a maximum equal to the lesser of the following amounts, reduced by the participant's highest aggregate loan balance during the 12 months preceding the loan:

•	$50,000; or

•	50% of the participant's total vested account balance excluding Non-Contributory Employer Contributions.

Participants may have only one outstanding loan at a time. Participant loans are ordinarily repaid through payroll deductions and participants’ remaining account balances are used as collateral for the loans. The loans bear interest at a rate commensurate with local prevailing rates. The rate used equals the prime rate plus 1%, based on rates quoted in The Wall Street Journal on the last business day of the month prior to the loan’s inception.

Withdrawals and Payment of Benefits
On termination of service due to death, disability, retirement, or for other reasons, a participant may receive the value of his or her vested account in the following forms of payment:

•	a single lump sum distribution;

•	partial lump-sum distributions, up to four distributions;

•	monthly, quarterly, or annual installment payments;

•	a rollover to an IRA; or

•	the participant may leave the funds in the Plan.

Under the hardship withdrawal provisions of the Plan, participants may withdraw salary deferral amounts while still employed, provided the circumstances qualify as a hardship as defined in the Plan.

For participants who have a Plan investment in NW Holdings' common stock, the Plan permits stock dividends to be distributed to the participants, independent of a termination of service or hardship, as designated by NW Natural.

Administrative Fees and Expenses
Certain expenses of administering and servicing the Plan, including equipment, supplies, and payroll expenses of administrative and clerical personnel, are provided by NW Natural without charge to the Plan; however, each participant is charged a flat fee of $100 per year to help with the costs of audit, recordkeeping, and trustee fees, as well as investment consulting charges. Loan disbursement fees are paid by the Plan, allocated to participants withdrawing amounts as loans during the year, and are classified as administrative fees and expenses; however, each participant with a loan is also charged a flat fee of $75 per loan to help with the costs of loan processing.

In general, plan expenses in excess of the administrative budget amount are paid by NW Natural. Administrative fees paid to Fidelity by the Plan totaled $184,771 and $135,107 in 2019 and 2018, respectively.

Plan Amendments
In October 2018, the Plan was amended to reflect certain changes relating to the creation of a corporate holding company, NW Holdings, and to clarify the authority for approving technical and legally-required amendments to the Plan.

In December 2018, the Plan was amended to modify the provisions relating to the investment options available to participants, including the availability of brokerage accounts, to add a Voluntary Nondeductible Employee Contribution (traditional after-tax contribution) provision, solely for the purpose of permitting immediate in-plan Roth transfers of such amounts, and to revise the Plan’s hardship withdrawal provisions, pursuant to the Bi-partisan Budget Act of 2018 and earlier regulatory changes, to reduce the requirements associated with a hardship withdrawal.

In May 2020, the Plan was amended to modify the Company's matching contribution rates for bargaining unit employees. Effective January 1, 2020, the Company will contribute a matching contribution of 50% of the first 8% of the employee's salary deferral contributions, with a maximum match of 4% of eligible compensation.

Forfeitures
As of December 31, 2019 and 2018, the forfeiture account balance was $27,416 and $33,523, respectively. This balance represents amounts forfeited during the year, available to offset the employer contributions, but not yet used as of December 31 of the respective year. For each of the years ended December 31, 2019 and 2018, forfeitures of $115,000 were used to offset employer contributions.

2. SIGNIFICANT ACCOUNTING POLICIES

Recently Issued Accounting Pronouncements
There were no new issued accounting pronouncements applicable to the Plan during the year ended December 31, 2019.

FAIR VALUE DISCLOSURE FRAMEWORK. On August 28, 2018, the Financial Accounts Standards Board (FASB) issued Accounting Standard Update (ASU) 2018-13, "Disclosure Framework - Changes to the Disclosure Requirements for Fair Value Measurement." The ASU modifies disclosure requirements on fair value measurements to better align them with the FASB's conceptual framework for notes to financial statements as a whole. The new standard is effective for the Plan beginning January 1, 2020. The Plan does not expect this standard to have a material impact to the financial statements and disclosures.

Recently Adopted Accounting Pronouncements
There were no new adopted accounting pronouncements applicable to the Plan during the year ended December 31, 2019.

Basis of Accounting
The financial statements are prepared using the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (GAAP).

Use of Estimates
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect reported amounts of assets and liabilities at the date of the financial statements and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Valuation of Investments
Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 3 for discussion of fair value measurements.

Investment Transactions and Net Investment Income Recognition

Securities transactions are recorded on the date the securities are purchased or sold. Interest income is recorded as earned. Dividend income is recorded on the ex-dividend date. The cost of securities sold is determined by the average cost method.

The net appreciation (depreciation) in the fair value of investments presented in the statements of changes in net assets available for benefits consists of the realized gains (losses) and the unrealized appreciation (depreciation) on those investments.

Notes Receivable from Participants
Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. No allowance for credit losses has been recorded as of December 31, 2019 and 2018. Delinquent notes receivable are reclassified as distributions based upon the terms of the Plan document and reported to the Internal Revenue Service (IRS) as ordinary income.

Payment of Benefits
Benefits are recorded when paid.

3. FAIR VALUE MEASUREMENTS

In accordance with fair value accounting, the following fair value hierarchy is used for determining inputs for the
Plan assets:

Level 1	Valuation is based upon quoted prices for identical instruments traded in active markets;
Level 2
Valuation is based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuation techniques for which all significant assumptions are observable in the market; and

Level 3
Valuation is generated from model-based techniques that use significant assumptions not observable in the market. These unobservable assumptions reflect our own estimates of assumptions that market participants would use in valuing the asset or liability.

When developing fair value measurements, it is the Plan's policy to use quoted market prices whenever available, or to maximize the use of observable inputs and minimize the use of unobservable inputs when quoted market prices are not available.

Following is a description of the valuation methodologies used for assets measured at fair value. There were no changes in the methodologies used at December 31, 2019 and 2018. There were no transfers between fair value levels during 2019 and 2018.

COLLECTIVE TRUST FUNDS AND MONEY MARKET FUNDS. Valued at the daily net asset value (NAV) per unit as determined by the fund’s audited financial statements. The NAV is used as a practical expedient to estimate fair value and is based on underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding.

NW NATURAL HOLDING COMPANY COMMON STOCK. Valued at the closing price reported on the active market on which the individual securities are traded.

MUTUAL FUNDS. Valued at NAV of shares held by the Plan. Mutual funds held by the Plan are open-end mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily NAV and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.

BROKERAGE ACCOUNTS. Participant directed investments maintained in Fidelity's BrokerageLink investment option, comprised primarily of money market and mutual funds valued at NAV of shares held by the Plan, and common stocks valued at the closing price reported on the active market on which the individual securities are traded.

These methods may produce a fair value calculation that may not be indicative of net realizable value nor reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following tables set forth the fair value of the Plan's assets at fair value, by level and investment asset class:

	As of December 31, 2019
Asset	Level 1	Level 2	Level 3	Total
NW Natural Holding Company common stock	$23,128,858	$—	$—	$23,128,858
Mutual funds	21,573,793	—	—	21,573,793
Brokerage accounts	779,286	—	—	779,286
Total investments at fair value	45,481,937	—	—	45,481,937
Collective trust funds and money market funds valued at NAV(1)(2)	—	—	—	205,457,590
Total investments	$45,481,937	$—	$—	$250,939,527

	As of December 31, 2018
Asset	Level 1	Level 2	Level 3	Total
NW Natural Holding Company common stock	$21,902,838	$—	$—	$21,902,838
Mutual funds	17,149,888	—	—	17,149,888
Brokerage accounts	—	—	—	—
Total investments at fair value	39,052,726	—	—	39,052,726
Collective trust funds and money market funds valued at NAV(1)(2)	—	—	—	173,986,293
Total investments	$39,052,726	$—	$—	$213,039,019

(1)
The collective trust funds primarily consist of LifePath and Equity Index Funds. The LifePath Funds provide for retirement outcomes consistent with investor preferences throughout the savings and draw down phases as they progress toward their target retirement date. The Equity Index funds seek to match the performance of an index by investing in stocks that make up that index. NW Natural believes the redemption value of these funds is likely to be the fair value, which is represented by the net asset value. A majority of the funds permit daily redemption without written notice. However, the US Treasury MM Trust B Fund allows daily redemption with 90 day written notice.

(2)
The fair value for these investments is determined using NAV as of December 31, as a practical expedient, and therefore they are not classified within the fair value hierarchy. These investments primarily consist of institutional investment products, for which the NAV is generally not publicly available. There are no unfunded commitments with respect to collective trusts.

4. TERMINATION PROVISIONS

In the event of any total or partial termination or discontinuance of the Plan, the accounts of all affected participants shall become fully vested and nonforfeitable (i.e. Non-Contributory Employer Contribution account). NW Natural may continue the trust and pay benefits as they mature, or liquidate and distribute the net assets of the trust among participants and beneficiaries in proportion to their interests. NW Natural has no current plans to terminate the Plan.

5. RELATED-PARTY AND PARTY-IN-INTEREST TRANSACTIONS

Related party transactions during the year consisted primarily of loans made to participants disclosed in Note 1 and the following investments held by the Plan, which qualify as parties-in-interest transactions for which a statutory exemption exists:

	As of December 31,
	2019	2018
BlackRock	$189,437,513	$156,845,338
NW Natural Holding Company Common Stock	23,128,858	21,902,838
Fidelity	3,527	—
Total parties-in-interest transactions	$212,569,898	$178,748,176

BLACKROCK. As of December 31, 2019, BlackRock, Inc. owned beneficially more than five percent of NW Holdings' common stock.

NW NATURAL HOLDING COMPANY COMMON STOCK. NW Holdings' common stock represents investments in parties-in-interest. During the years ended December 31, 2019 and 2018, purchases of NW Natural or NW Holdings common stock, as applicable, totaled 35,009 shares for $2,349,934 and 54,928 shares for $3,399,725, respectively. During the years ended December 31, 2019 and 2018, sales of NW Holdings or NW Natural common stock, as applicable totaled 83,582 shares for $5,717,545 and 65,207 shares for $4,006,000, respectively. See Note 1 for more information regarding reorganization into a holding company structure and the transfer of shares of common stock from NW Natural to NW Holdings.

FIDELITY. Certain investments in the BrokerageLink account are shares of mutual funds managed by Fidelity, who also acts as the trustee of the Plan.

6. FEDERAL INCOME TAX STATUS

The IRS informed the Plan sponsor by a determination letter dated March 29, 2017, that the Plan is qualified and the trust established under the Plan at the time was tax-exempt, under the applicable sections of the Code. Although the Plan document has been amended since receiving the determination letter, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code.

Uncertain tax positions are accounted for in accordance with accounting standards that require Plan management’s assessment of the anticipated settlement outcome of material uncertain tax positions taken in a prior year, or planned to be taken in the current year. No reserves for uncertain tax positions existed as of December 31, 2019 and 2018. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2015.

7. RISKS AND UNCERTAINTIES

The assets of the Plan are invested in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

8. SUBSEQUENT EVENTS

COVID-19, which was declared a pandemic by the World Health Organization in March 2020, has resulted in widespread global, national and local effects. COVID-19 has adversely affected the global economy and triggered financial market volatility causing a decline in the market value of the Plan's investment portfolio subsequent to December 31, 2019. Due to the ongoing economic uncertainty and volatility caused by COVID-19, the resulting financial impact to the Plan cannot be reasonably estimated.

The Coronavirus Aid, Relief, and Economic Security (CARES) Act was signed into law on March 27, 2020. The following provisions were approved by the Retirement K Savings Plan Administrative Committee and subsequently implemented as changes to the Plan in response to the CARES Act:

•	Penalty-free distributions
Participants may request penalty-free distributions up to $100,000 from their account for reasons related to COVID-19.

•	Deferral of loan repayments
Participants with an existing loan may suspend loan repayments through December 31, 2020.

Corresponding amendments to the Plan will be adopted within the time period provided by the CARES Act.

NORTHWEST NATURAL GAS COMPANY RETIREMENT K SAVINGS PLAN SUPPLEMENTAL SCHEDULE

NORTHWEST NATURAL GAS COMPANY RETIREMENT K SAVINGS PLAN Form 5500, Schedule H, Line 4i; Schedule of Assets (Held at End of Year) EIN: 93-0256722 Plan 008 December 31, 2019

(a)	(b)	(c)	(d)	(e)
	Identity of issuer, borrower, lessor or similar party	Description of investment including maturity date, rate of interest, collateral, par or maturity value	Cost **	Current Value

	T. Rowe Price Small-Cap Stock Fund	Mutual fund		$15,087,018
	Artisan International Institutional Fund	Collective trust		6,329,423
	Dodge & Cox International Stock Fund	Mutual fund		3,448,021
	Met West Total Return Bond Plan	Mutual fund		3,038,754
	T. Rowe Price US Treasury MM Trust B	Money market fund		9,690,654
*	BlackRock LifePath IDX 2025 NL Q	Collective trust		33,236,750
*	BlackRock LifePath IDX RET NL Q	Collective trust		32,785,065
*	BlackRock LifePath IDX 2030 NL Q	Collective trust		30,189,935
*	BlackRock Equity Index T	Collective trust		21,705,370
*	BlackRock LifePath IDX 2035 NL Q	Collective trust		21,355,663
*	BlackRock LifePath IDX 2045 NL Q	Collective trust		13,284,306
*	BlackRock LifePath IDX 2040 NL Q	Collective trust		10,803,886
*	BlackRock LifePath IDX 2050 NL Q	Collective trust		7,844,441
*	BlackRock Extended Equity Market Index T	Collective trust		6,618,697
*	BlackRock US Debt Index NL W	Collective trust		5,277,651
*	BlackRock LifePath IDX 2055 NL Q	Collective trust		4,003,330
*	BlackRock MSCI ACWI EXUS IX NLW	Collective trust		1,779,891
*	BlackRock LifePath IDX 2060 NL Q	Collective trust		552,528
***	BrokerageLink	Self-directed brokerage accounts		779,286
*	NW Natural Holding Company Common Stock	Common stock		23,128,858

	Total investments			250,939,527

*	Notes Receivable from Participants	Interest rates from 4.25% to 6.50% maturing 02/05/2020 to 04/25/2034		2,817,277

				$253,756,804

*	Represents identification of known party-in-interest in the Plan.

**	Cost information is not required for participant-directed investments.

***	Certain investments in the BrokerageLink account are shares of mutual funds managed by Fidelity, which represents a party-in-interest in the Plan.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Northwest Natural Gas Company Retirement K Savings Plan Administrative Committee has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

NORTHWEST NATURAL GAS COMPANY
RETIREMENT K SAVINGS PLAN

Dated:	June 26, 2020
/s/ Melinda Rogers
Melinda Rogers
Retirement K Savings Plan Administrative Committee

Dated:	June 26, 2020
/s/ Brody J. Wilson
Brody J. Wilson
Vice President, Treasurer, Chief Accounting Officer and Controller Northwest Natural Holding Company

NORTHWEST NATURAL GAS COMPANY
RETIREMENT K SAVINGS PLAN
 Exhibit Index to Annual Report on Form 11-K
For the Year Ended December 31, 2019

Exhibit Index
Exhibit Number	Document
23	Consent of Independent Registered Public Accounting Firm